RIO NARCEA GOLD MINES, LTD

Avda. del Llaniello, 13-Bajo • 33860 Salas (Asturias), Spain
Tel: (34) 98 583 15 00 • Fax: (34) 98 583 21 59
Email: gold@rionarcea.com • Web: www.rionarcea.com



NEWS RELEASE

June 17, 2003   Trading Symbol: TSX: RNG

RIO NARCEA RECEIVES POSITIVE ENVIRONMENTAL IMPACT DECLARATION FOR AGUABLANCA NICKEL PROJECT

Toronto – Rio Narcea Gold Mines, Ltd. is pleased to announce that it has received a positive Declaration of Environmental Impact from the Spanish Ministry of Environment for the Aguablanca Ni-Cu-PGM project in southwestern Spain. This key declaration was published today in the "Boletín Official del Estado" (Official Government Bulletin).

Rio Narcea has crossed an important milestone in the development of the Aguablanca project and will proceed immediately with project construction.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company is producing gold at its 100%-owned El Valle and Carlés mines, proceeding with a feasibility study at its Corcoesto gold project, rapidly advancing the development of its 100%-owned Aguablanca nickel-copper-PGM deposit and exploring for gold and nickel on its extensive land holdings on the Iberian Peninsula.

For further information contact:

Alberto Lavandeira   Laurie Gaborit
President and CEO   Manager, Investor Relations
Tel: (34) 98 583 1500   Tel: (416) 686 0386
Fax: (34) 98 583 2159   Fax: (416) 686 6326

gold@rionarcea.com
www.rionarcea.com